United States securities and exchange commission logo





                             September 30, 2020

       Pablo Legorreta
       Chief Executive Officer
       Royalty Pharma plc
       110 East 59th Street
       New York, New York 10022

                                                        Re: Royalty Pharma plc
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted September
29, 2020
                                                            File No. 377-03605

       Dear Mr. Legorreta:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences
       cc:                                              Richard D. Truesdell,
Jr., Esq.